Exhibit 99.1

Chris Young
Director of M&A Research
RiskMetrics Group
2099 Gaither Road
Rockville, MD 20850-4045

Chris:

Thank you for inviting CSX to participate in the RiskMetrics online investor forum yesterday.  We appreciate the opportunity to talk to your clients directly about an important decision involving their investment.  Because we believe they should receive accurate information, we wish to call your attention to a few of the serious misstatements the TCI Group made yesterday.

On the Strategy and the Numbers

1.           The TCI Group said yesterday that (a) it never seriously considered an LBO of CSX and suggested that it only used an LBO as a basis for inquiring into management’s stock transactions and (b) that no radical releveraging was suggested or modeled.

Both statements are false.  As to an LBO, TCI sent several models and proposals to CSX’s financial advisors in early 2007, one of which included a full LBO proposal and a framework for negotiating with management.  In late 2006 and early 2007, TCI focused on CSX as a buyout candidate in its internal emails, noting that it strongly preferred CSX to other railroads as an LBO target.  And by February 2007, TCI had targeted an outside executive who might be interested in an LBO of CSX to serve at its new chairman.

As to radical leverage, TCI told CSX officers on March 29, 2007 there would be “no limits” to TCI’s negative response if CSX did not immediately announce a 20 percent stock buyback as part of a program to take on debt equal to five times EBITDA.  TCI’s model, on which it based its March 29 demand, would have nearly quadrupled CSX’s debt, taking it from approximately $6 billion to $24 billion by 2010 – from investment grade to deep junk status.

Underscoring his commitment to a leveraged recapitalization, in May 2007, when CSX announced an approximately $3 billion buy back, Mr. Amin said in a speech that day:

I acknowledge that CSX this morning increased its buyback program, and I think that’s a good first step, and I guess if I do four speeches a year, we’ll probably get what we want.  But it’s not enough.  It’s not enough.  So what’s the appropriate level of leverage?  We say it’s five times, and how do we get there?”

2.           The TCI Group said yesterday that CSX pursued a “white knight” LBO strategy.

That is false.

3.           The TCI Group yesterday repeated that it has never called for CSX to freeze growth capital spending, except in the context of rail reregulation.

Most shareholders do not realize that there has always been some form of reregulation threat in Congress since the time rail industry was deregulated in 1980.  The TCI Group’s suggestion that its calls to freeze growth capital expenditures were limited to the moment of a re-regulation threat is meaningless, and it reflects a failure to appreciate the real dynamics of the business-critical issues that the rail industry faces in Washington.  As one industry trade journalist recently observed in his column,

…this British-based fund is terribly naïve about American politics.  Amin and his people stuck their heads into a political buzzsaw…

The TCI Group has publicly and repeatedly called for CSX to freeze expansion capital spending.  They have done so in letters to the Board and in public hearings before Congress, which has drawn a Congressional backlash and hurt the rail industry’s efforts to avoid damaging and unnecessary re-regulation.

4.           The TCI Group said yesterday—twice—that CSX first identified $400 million in recent productivity gains only two weeks ago in response to the TCI Group’s claims.

That is false.  In the January 22, 2008 conference call reporting CSX fourth quarter earnings and discussing outlook, Michael Ward and Oscar Munoz identified the $400 million in past productivity gains and described efforts to achieve even greater efficiency gains in coming years – precisely what CSX is saying five months later.

5.           The TCI Group yesterday continued to use misleading statistics that incorrectly characterize CSX as an industry laggard in operating performance.

The TCI group yesterday continued a pattern of using misleading statistics to misrepresent CSX’s operational performance compared to its peers.  CSX has produced a detailed presentation conclusively rebutting these misleading comparisons, but the TCI Group continues to repeat them.

For example, The TCI Group repeated yesterday the false claim that CSX pays employees for more time not worked than does Norfolk Southern.  It is well known that, unique among U.S. Class I railroads, Norfolk Southern counts paid training time as “hours worked.”  CSX and the other railroads do not similarly count training time, skewing the number so that it appears that NS pays for fewer hours of time not worked.  CSX matches up favorably with the other railroads that use comparable measures, and TCI knows this.

The TCI Group also continues to use comparisons between dwell time at Canadian National and CSX, when it should by now be well aware that CN uses a different measurement for dwell than CSX and the rest of the North American railroads.  In fact, when adjusted for this methodological difference, CSX dwell time is comparable to that of CN.

On the Dynamics and Shareholder Interests

6.           The TCI Group said yesterday that CSX prematurely and without explanation broke off negotiations over Board representation after TCI offered a 1-year standstill.

Chris Hohn never offered a standstill to Michael Ward and Ned Kelly during negotiations.  His statement to the contrary yesterday is false.  In fact, he said he would never consider one – without a standstill ever having been mentioned by Mr. Ward or Mr. Kelly.  The discussions were terminated when Mr. Kelly sent Mr. Hohn the following email on January 18, 2008:

Chris – I have reflected on our most recent conversation and consulted with others.  There continue to be significant differences between our respective positions, including your indication yesterday that no standstill would ever be acceptable to you.  We have concluded that these differences are impossible to bridge.

The fact that Mr. Hohn may have later changed his mind about a standstill after negotiations had ended does not alter the fact that the negotiations were conducted and concluded in good faith on the part of CSX.  In contrast, TCI’s emails internally and to 3G and the TCI Group nominees show that it never intended to accept anything less in the negotiations than an agreement to seat all five of the TCI Group’s nominees.  For example, Mr. Amin wrote to 3G and the TCI Group nominees on December 22, 2008:

We will listen to what [Ned K]elly has to say, but this process is in the shareholders hands now and we are very confident we will win.  The only alternative to the proxy fight is if they will allow our 5 nominees on and we can mutually agree with them which 5 of their directors to replace.  Otherwise we will take the fight to the shareholders and get our 5 on anyway.

7.           The TCI Group said yesterday that the CSX Board refused to meet until the proxy contest was initiated.

In March 2007, CSX offered a meeting with its CEO that TCI did not accept.  That same month, TCI made an approach to one, and possibly more, executives asking them if they wished to be the CEO of CSX.

Throughout 2007 and in early 2008, CSX officers and other representatives met with TCI many times, and TCI’s views were considered by the Board during a dozen Board and Committee meetings in 2007 alone.  In the summer of 2007, CSX’s advisors twice invited TCI to present its views to the CSX Board in writing as a first step to a meeting.  TCI never extended to the CSX Board the courtesy of this direct communication.

8.           The TCI Group said yesterday that CSX is scaremongering in Washington.

That is false.  TCI’s strident approach to rails drew letters from U.S. Senators as early as July 2007, calling for hearings and re-regulation.  TCI has told people privately that it knows it made mistakes and raised alarm among Washington policymakers.  Moreover, TCI drew worldwide attention by demanding European Union sanctions against Japan and threatening to sue the Japanese government when it was rebuffed on a utility investment due to Japanese national security concerns.  Against that background, it is absurd to blame CSX for awakening U.S. legislators to the questions posed by TCI’s interest in critical U.S. infrastructure.

9.           The TCI Group said yesterday that it is not seeking control over CSX.

Over the past 18 months, the TCI Group has demanded that CSX take a number of significant actions with long-term strategic implications for all shareholders.  While publicly giving assurances that it is not seeking control of CSX, the TCI Group has tried to recruit a new CEO, threatened to “replace the full Board” and said that there will be “no limits” if its demands are not met.

Yesterday, the TCI Group was talking to serious investors about an important decision.  There will always be strongly opposing views in a contest like this.  But I take most seriously the misrepresentation of facts by the TCI Group yesterday, which is in stark contrast to the candor we owe our investors.  If you have any questions, please do not hesitate to call.

Regards,
Michael J. Ward